Amended and Restated
ARTICLES OF INCORPORATION
OF
BEYOND WELLNESS INC.

The undersigned certify that:

1. They are the President and the Secretary, respectively, of Beyond Wellness Inc., a Nevada corporation, with Nevada Entity Number E12319552021-9 (the "Corporation");

2. The Articles of Incorporation of this Corporation were originally filed with the Secretary of State of the State of Nevada on February 11, 2021; and

3. These Amended and Restated Articles of Incorporation restate and amend the original Articles of Incorporation in their entirety, as follows:

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ARTICLE I

The name of the Corporation is: Beyond Wellness Inc.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada.

ARTICLE III

The name and address in the State of Nevada of this Corporation's agent for service of process is:

Karen Michelle Parmenter
6 Comstock Circle
Carson City, NV 89703

ARTICLE IV

The street and mailing address of the Corporation is:

23046 Avenida de la Carlota
Suite #600
Laguna Hills, CA 92653

The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors of the Corporation may designate or as the business of the Corporation may from time to time require.

ARTICLE V

The Corporation is authorized to issue two classes of capital stock, designated "***Common Stock***" and "***Preferred Stock.***" The total number of shares which the Corporation shall have the authority to issue is 120,000,000, consisting of 100,000,000 shares of Common Stock, having a par value of $.0001 per share and 20,000,000 shares of Preferred Stock, having a par value of $.0001.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, and in these Articles of Incorporation, to determine the rights, preferences, privileges, and restrictions granted to or imposed upon the Preferred Stock or any series thereof with respect to any wholly unissued series of Preferred Stock, and to fix the number of shares constituting any such series and the designation thereof (each, a "Preferred Stock Designation"). Subject to compliance with applicable protective voting rights which have been or may be granted to the Preferred Stock or series thereof in a Preferred Stock Designation or the Corporation's Articles of Incorporation or otherwise ("Protective Provisions"), but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences, and restrictions of any such additional series may be subordinate to, pari passu with (including, without limitation, inclusion in provisions with respect to acquisition preferences, dividend rights, rights and preferences upon dissolution and liquidation, conversion features, redemption and/or approval of matters by vote or written consent and any other relative, participating, optional, or other special powers preferences, rights, qualifications, or restrictions thereof), or senior to, any of those of any present or future class or series of Preferred or Common Stock. Subject to compliance with applicable Protective Provisions, the Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. No shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

ARTICLE VI

1. **Designation, Number of Shares, and Original Issue Price for Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.** The designation of Series A, Series B, and Series C Preferred Stock, the number of shares in each series, and the original issue price in each series of Preferred Stock are set forth in this Section 1 below.

The first series of Preferred Stock shall comprise 800,000 shares, with an original issue price of $1.25 per share, and shall be designated "***Series A Preferred Stock.***" The relative rights, preferences, privileges, and restrictions granted to or imposed upon the Series A Preferred Stock are set forth below.

The second series of Preferred Stock shall comprise 1,000,000 shares, with an original issue price of $2.50 per share, and shall be designated "***Series B Preferred Stock.***" The relative rights, preferences, privileges, and restrictions granted to or imposed upon the Series B Preferred Stock are set forth below.

The third series of Preferred Stock shall comprise 400,000 shares, with an original issue price of $3.75 per share, and shall be designated "***Series C Preferred Stock.***" The relative rights, preferences, privileges, and restrictions granted to or imposed upon the Series C Preferred Stock are set forth below.

For purposes of this Article VI, the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock shall be referred to herein collectively as the "Series ABC Preferred Stock."

2. **Dividends**. Subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of the Series ABC Preferred Stock have no preferential rights to dividends. Dividends, when and as may be declared by the Board of Directors, out of the assets legally available therefor, will be paid to the holders of Common Stock and the holders of the Series ABC Preferred Stock on a per share basis, regardless of whether the shares held are denominated as Common Stock or as Series ABC Preferred Stock.

3. **Liquidation Preferences.** In the event of the liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any series of Preferred Stock that may from time to time come into existence, the assets and funds of the Corporation available for distribution to stockholders shall be distributed as follows:

(a) First, the holders of shares of Series A Preferred Stock then issued and outstanding shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, before any payment shall be made in respect of the Corporation's Series B Preferred Stock, Series C Preferred Stock, or Common Stock, an amount equal to $1.25 per share of Series A Preferred Stock, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If, upon the occurrence of such event, the assets of the Corporation legally available for distribution are insufficient to permit the payment to the holders of Series A Preferred Stock of the full preferential amount, then the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 3(a).

(b) Second, the holders of shares of Series B Preferred Stock then issued and outstanding shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, before any payment shall be made in respect of the Corporation's Series C Preferred Stock, or Common Stock, an amount equal to $2.50 per share of Series B Preferred Stock, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If, upon the occurrence of such event, the assets of the Corporation legally available for distribution are insufficient to permit the payment to the holders of Series B Preferred Stock of the full preferential amount, then the entire assets available for distribution to Series B Preferred stockholders shall be distributed to the holders of the Series B Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 3(b).

(c) Third, the holders of shares of Series C Preferred Stock then issued and outstanding shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, before any payment shall be made in respect of the Corporation's Common Stock, an amount equal to $3.75 per share of Series C Preferred Stock, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If, upon the occurrence of such event, the assets of the Corporation legally available for distribution to Series C Preferred stockholders are insufficient to permit the payment to the holders of Series C Preferred Stock of the full preferential amount, then the entire assets available for distribution to stockholders shall be distributed to the holders of the Series C Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 3(c).

(d) After the full preferential amounts due the holders of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock pursuant to Sections 3(a), (b), and (c) above have been paid or set aside, the remaining assets of the Corporation available for legally distribution to its stockholders, if any, shall be distributed to the holders of Common Stock ratably in proportion to the number of shares of Common Stock then held.

(e) A (i) merger or consolidation of the Corporation into or with another entity after which the stockholders of the Corporation immediately prior to such transaction do not own, immediately following the consummation of the transaction by virtue of their shares in the Corporation or securities received in exchange for such shares in connection with the transaction, a majority of the voting power of the surviving entity in proportions substantially identical to those that existed immediately prior to such transaction and with substantially the same rights, preferences, privileges, and restrictions as the shares they held immediately prior to the transaction; or (ii) the sale, transfer or other disposition (but not including a transfer or disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Corporation (other than to a wholly-owned subsidiary); or (iii) the sale or transfer by the Corporation or its stockholders of more than 50% of the voting power of the Corporation in a transaction or series of related transactions other than in a transaction or series of transactions effected by the Corporation primarily for financing purposes, shall be deemed to be a liquidation of the Corporation as that term is used in this Section 3.

4. **Conversion.** The holders of the Series ABC Preferred Stock shall have conversion rights as follows:

(a) **Right to Convert.** Each share of Series ABC Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or by the transfer agent assigned by the Corporation for the Series ABC Preferred Stock, into a number of fully paid and nonassessable shares of Common Stock as follows:

(i) For the holders of any shares of Series A Preferred Stock: one share of Common Stock for each share of Series A Preferred Stock which equals a conversion price of $1.25 for each share of Common Stock.

(ii) For the holders of any shares of Series B Preferred Stock: one share of Common Stock for each share of Series B Preferred Stock which equals a conversion price of $2.50 for each share of Common Stock.

(iii) For the holders of any shares of Series C Preferred Stock: one share of Common Stock for each share of Series C Preferred Stock which equals a conversion price of $3.75 for each share of Common Stock.

(b) **Automatic Conversion.** Each share of Series ABC Preferred Stock, within each series of Series ABC Preferred Stock, shall automatically be converted at the conversion rates as identified in Section 4(a) into fully paid and nonassessable shares of Common Stock upon (i) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares within each series of Series ABC Preferred Stock; or (ii) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement on Form S-1 (or a successor form) under the Securities Act of 1933 covering the offer and sale of Common Stock at an offering price of $5.00 or greater.

c) **Mechanics of Conversion.** Before any holder of Series ABC Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, or electronic equivalent, at the headquarters of the Corporation or the assigned transfer agent for the Corporation and shall give written notice to the Corporation at such office that the holder elects to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued (except that no such written notice of election to convert shall be necessary in the event of an automatic conversion pursuant to Section 4(b) hereof). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series ABC Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series ABC Preferred Stock to be converted (except that, in the case of an automatic conversion upon an initial public offering pursuant to Section 4(b), such conversion shall be deemed to have been made immediately prior to the closing of the offering) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the occurrence of either of the events specified in Section 4(b) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its assigned transfer agent; *provided, however,* that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Series ABC Preferred Stock are delivered to the Corporation or its assigned transfer agent as provided above, or the holder notifies the Corporation or its assigned transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation against any loss incurred by it in connection with such certificates.

(d) **Notices of Record Date.** In the event (i) the Corporation shall take a record of the holders of its capital stock for the purpose of entitling them to receive a dividend or other distribution (other than a cash dividend) or to subscribe for or purchase any shares of stock of any class or to receive any other rights; (ii) of any capital reorganization, reclassification, or recapitalization (other than a subdivision or combination of its outstanding shares of Common Stock); or (iii) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation or any transaction deemed to be a liquidation pursuant to Section 3(e), then, and in any such case, the Corporation shall cause to be mailed to each holder of record of the Series ABC Preferred Stock at the address of record of such stockholder as set forth on the Corporation's books, at least 20 days prior to the earliest date hereinafter specified, a notice stating the material terms of the proposed transaction and the date on which (x) a record is to be taken for the purpose of such dividend, distribution, or rights or (y) such reorganization, reclassification, recapitalization, dissolution, liquidation, or winding up is to take place and the date, if any is to be fixed, as of which holders of capital stock of record shall be entitled to exchange their shares of capital stock for securities or other property deliverable upon such reorganization, reclassification, recapitalization, dissolution, liquidation, or winding up; provided, however, that such notice period may be shortened upon the written consent of holders of Series ABC Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of each series of Series ABC Preferred Stock. If any material change in the facts set forth in the written notice shall occur, the Corporation shall promptly give written notice of such material change to each holder of shares of Series ABC Preferred Stock.

(e) **No Impairment.** Without obtaining such consent of the holders of Series ABC Preferred Stock as may be required under Section 9, the Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such actions as may be necessary or appropriate in order to protect the conversion rights of the holders of Series ABC Preferred Stock against impairment.

(f) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(g) **No Fractional Shares**. No fractional shares shall be issued upon the conversion of any share or shares of Series ABC Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of each series of Series ABC Preferred Stock the holder is converting into Common Stock at that time and the number of shares of Common Stock issuable upon such aggregate conversion.

5. **Voting Rights.** Each holder of Series ABC Preferred Stock shall be entitled to a number of votes equal to the number of whole shares of Series ABC Preferred Stock such holder owns on the record date, except as otherwise required by law or as set forth herein, and shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of Series ABC Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided herein and subject to the rights of series of Preferred Stock which may from time to time come into existence.

6. **Status of Converted Stock.** In the event any shares of Series ABC Preferred Stock shall be converted pursuant to Section 4 above, or otherwise acquired by the Corporation, the shares so converted shall be canceled and, other than in the case of acquired Series ABC Preferred Stock, shall not be issuable by the Corporation. In the event all of the Series ABC Preferred Stock is converted and cancelled, the Articles of Incorporation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

7. **Residual Rights.** Subject to the rights of series of Preferred Stock which may from time-to-time cone into existence, all rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock.

8. **Corporation's Repurchase Rights.** The Corporation, at the option of the Board of Directors, may at any time, or from time to time, redeem or repurchase the whole or any part of the outstanding Series ABC Preferred Stock at the following prices: (a) for any redemption or repurchase of any Series A Preferred Stock at the price of $1.75 per share; (b) for any redemption or repurchase of any Series B Preferred Stock at the price of $2.25 per share; and (c) for any redemption or repurchase of any Series C Preferred Stock at the price of $4.00 per share.

9. **Consent to Certain Repurchases**. Each holder of shares of Series ABC Preferred Stock shall be deemed to have consented to any distribution made by the Corporation in connection with the repurchase of shares of Common Stock issued to or held by employees, officers, directors, consultants, or other service providers (i) pursuant to agreements providing for such repurchase at the original purchase price; (ii) at a purchase price not exceeding the fair market value of such Common Stock; or (iii) in connection with the exercise of a contractual right of first refusal entitling the Corporation to purchase the shares upon the terms offered by a third-party.

ARTICLE VII

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Articles of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws, subject to any restriction in this Amended and Restated Articles of Incorporation. Election of directors need not be by written ballot unless the Bylaws so provide.

ARTICLE VIII

The Board of Directors is authorized to make, adopt, amend, alter, or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter, or repeal the Bylaws of the Corporation; provided however, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or but this Amended and Restated Articles of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend, or repeal any provision of the Bylaws.

ARTICLE IX

The liability of the Directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada law. The Corporation is authorized to provide indemnification of agents through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, with respect to actions for breach of duty to the Corporation or its stockholders. Any repeal or modification of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

ARTICLE X

The Corporation reserves the right to amend or repeal any of the provisions contained in this Amended and Restated Certificate of Incorporation in any manner now or hereafter permitted by law, and the rights of the stockholders of the Corporation are granted subject to this reservation.

ARTICLE XI

Any action required or permitted to be taken at a meeting of shareholders of the Corporation may be taken without a meeting or a vote if either: (a) the action is taken by written consent of all shareholders entitled to vote on the action; or (b) so long as the Corporation is not a public company, the action is taken by written consent of shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. To the extent the Nevada Revised Statutes requires prior notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be given before the date on which the action becomes effective. The notice shall be in the form of a record and shall contain or be accompanied by the same material that, under the Nevada Revised Statutes, would have been required to be delivered to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action. Such notice shall be provided in the same manner as the Bylaws or these Articles of Incorporation require or permit other notices to shareholders to be provided.

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3. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors.

4. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of shareholders. The total number of outstanding shares of the Corporation is 4,200,000. The number of shares voting in favor of the amendment equaled or exceeded 50%.

We further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of our own knowledge.

DocuSigned by:

Karen Parmenter

292EC3C3EA60451...

Karen Parmenter, President



Michael Manahan, Secretary

SHAREHOLDERS:

DocuSigned by:

allyson lyon

701F8E5B89444FA...

Allyson Enterprises Inc.   2,000,000 of Common Shares

DocuSigned by:

Karen Parmenter

292EC3C3EA60451...

JKKP Properties LLC   2,000,000 of Common Shares

TOTAL: 4,000,000 of Common Shares (95%)